August 27, 2015

Ms. Maryse Mills – Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202-003

Dear Ms. Mills – Apenteng,

Our client is in receipt of your comment letter dated August 14, 2015, and we have amended the S-1 Registration Statement an Amended S-1 as of today. To further assist in your review of same, we are providing this correspondence to address the comments on an item by item basis.

Facing Page

1.	We note your response to prior comment 1, however, the proposed maximum aggregate offering price does not appear to reconcile with the revised per share price. Please revise or advise.

Response: We have amended the document to correct the total amount of the offering.

Disclosure Regarding Certain Interests of Professionals, page 28

2.	We reissue prior comment 4 in part, insofar as you have not disclosed here the number of shares beneficially held by Mr. Byrd that are included for resale in this registration statement. Please provide this information as previously requested.

Response: We have expanded the disclosure regarding the beneficial share ownership of James Byrd, Jr. as requested.

Notes to the Financial Statements, page F-7

3.	Please revise to disclose the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Response: We have revised and updated the document accordingly.

Financial Statements, page F-11

4.	We note that you have provided financial statements as of March 31, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

Response: We have updated the financial statements to include the Company’s financial statements as of June 30, 2015.

Thank you very much for your consideration.

Sincerely,

James S. Byrd, Jr.
For the Firm